UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-13070

DERMA SCIENCES, INC.

(Exact name of registrant as specified in its charter)

214 Carnegie Center, Suite 300

Princeton, NJ 08540

(609) 514-4744

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*	On February 24, 2017, pursuant to the Agreement and Plan of Merger, dated January 10, 2017, by and among Derma Sciences, Inc. (the “Company”), Integra Derma, Inc. (the “Purchaser”) and Integra LifeSciences Holdings Corporation (“Integra”), the Purchaser merged with and into the Company, with the Company continuing as the surviving entity (the “Merger”). As a result of the Merger, the Company became an indirect wholly-owned subsidiary of Integra.

Pursuant to the requirements of the Securities Exchange Act of 1934, Derma Sciences, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DERMA SCIENCES, INC.

Date:	March 7, 2017	By:	/s/ Peter J. Arduini
Name: Peter J. Arduini
Title: President and Chief Executive Officer